Exhibit 99.1

NexGen Continues to Intersect High-Grade Mineralization in all A2 and A3 Targets Highlighting Strength of Continuity at Arrow

VANCOUVER, July 10, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report radioactivity results for an additional forty holes comprising 18,166.5 m from the Company's Feasibility stage drilling program at our 100% owned, Rook I property in the Athabasca Basin, Saskatchewan.

Conversion of Indicated to Measured

This current phase of the 2019 drilling program is targeting the A2 and A3 High-Grade Domain mine planning sections at a spacing between 9.0 m and 16.7 m based on a geostatistical data spacing report compiled by Clayton V. Deutsch from Resource Modeling Solutions. All drill holes are collared at a steep inclination, then shallowed out between -55° and -60° before intersecting the target by utilizing the latest in directional drilling technology.

Highlights:

A2 High-Grade Domains and Sub-Zone

The highlights below include composite and off-scale radioactivity results from the A2 only, for radioactivity results for the entire hole see Table 1: Arrow Deposit Drill Hole Data.

  AR-19-229c5 intersected 44.0 m of total composite mineralization including 14.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 98.0 m section (573.0 to 678.0 m).  Additionally, of the 14.05 m of off-scale mineralization intersected in the hole 3.35 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-239c2 intersected 45.5 m of total composite mineralization including 7.60 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 107.0 m section (642.0 to 749.0 m).  Additionally, of the 7.60 m of off-scale mineralization intersected in the hole 1.65 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-241c1 intersected 10.0 m of total composite mineralization including 4.65 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 91.0 m section (492.0 to 583.0 m) in the A2 sub-zone. Additionally, of the 4.65 m of off-scale mineralization intersected in the hole 0.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-243c3 intersected 24.5 m of total composite mineralization including 4.45 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 85.5 m section (593.0 to 678.5 m).  Additionally, of the 4.45 m of off-scale mineralization intersected in the hole 0.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-246c1 intersected 52.0 m of total composite mineralization including 6.70 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 107.5 m section (628.0 to 735.5 m).  Additionally, of the 6.7 m of off-scale mineralization intersected in the hole 0.65 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-247c1 intersected 27.0 m of total composite mineralization including 4.30 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 85.0 m section (605.0 to 690.0 m).

A3 High-Grade Domains and Sub-Zone

The highlights below include composite and off-scale radioactivity results from the A3 only, for radioactivity results for the entire hole see Table 1: Arrow Deposit Drill Hole Data.

  AR-19-248c2 intersected 45.5 m of total composite mineralization including 7.30 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 89.0 m section (487.0 to 576.0 m);
  AR-19-242c2 intersected 51.5 m of total composite mineralization including 5.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 92.5 m section (511.0 to 603.5 m);
  AR-19-238c3 intersected 28.0 m of total composite mineralization including 5.25 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 101.0 m section (440.0 to 541.0 m);
  AR-19-248c1 intersected 42.0 m of total composite mineralization including 5.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 88.0 m section (474.0 to 562.0 m).

Drill hole locations are shown in Figure 1, drilling results can be found in table 1. Drill hole descriptions can be found at www.nexgenenergy.ca

Development, Activities & Financial

  Expediting Arrow to Feasibility by initiation of a 2-stage (10 rig) high density drilling program that commenced in mid-December 2018 to focus on mine optimization plans based on Measured and Indicated mineral resources.
  NexGen commenced an Environmental Assessment on the Rook I Project on April 29, 2019 in accordance with the requirements of both the Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012 ("CEAA 2012") after receiving acceptance of the Rook I Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("SMOE"). In addition, NexGen filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
  As of July 1, 2019, the Company had cash-on-hand of approximately $85 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Leigh Curyer, Chief Executive Officer, commented: "The largest drill program currently in Canada and in the Company's history continues to rapidly advance Arrow through to Feasibility Study, detailed design and permitting. These results once again demonstrate the uniqueness of Arrow in terms of high grade and continuity. With the broader team advancing all aspects of development, community and permitting, it is an exciting time at NexGen."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "This latest batch of radioactivity results from the A2 and A3 High-Grade Domains, again demonstrates our confidence in the continuation of the high-grade mineralization across the Arrow Deposit. The strength of mineralization seen as part of this mine plan development drilling is truly unique and something I've never seen in my career.  Not only are we seeing continuity of strong mineralization but also in rock competency throughout the mine plan.  We are looking forward to the completion of Phase I (conversion of Indicated Mineral Resource to the measured category) and the start of Phase II (conversion of Inferred Mineral Resource to the Indicated category)."

Figure 1: Arrow Deposit Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS- 120/125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-19-229c5	327	-65	681.00	N/A	464.00	465.00	1.00	<500 - 1900
					469.00	469.50	0.50	<500 - 510
					472.00	472.50	0.50	<500 - 680
					480.50	487.50	7.00	<500 - 5400
					490.00	491.00	1.00	<500 - 7200
					495.50	501.00	5.50	<500 - 40000
					504.50	511.00	6.50	<500 - 9900
					513.50	522.50	9.00	<500 - 28300
					525.00	537.50	12.50	<500 - 33000
					615.00	659.00	44.00	<500 - 61000
AR-19-230c4	327	-65	693.50	N/A	461.50	463.50	2.00	<500 - 930
					502.00	502.50	0.50	<500 - 2470
					505.00	507.50	2.50	<500 - 3220
					514.00	522.50	8.50	<500 - 1700
					533.50	534.50	1.00	<500 - 780
					559.00	563.50	4.50	<500 - 1800
					567.00	567.50	0.50	<500 - 540
					601.50	608.50	7.00	<500 - 61000
					615.00	617.50	2.50	<500 - 10200
					624.00	628.50	4.50	<500 - 1300
					639.00	639.50	0.50	<500 - 640
					643.00	647.00	4.00	<500 - 7800
					655.00	656.00	1.00	<500 - 730
					660.00	660.50	0.50	<500 - 530
					666.50	668.00	1.50	<500 - 10600
AR-19-232c4	327	-65	645.50	N/A	495.00	496.00	1.00	<500 - 1680
					547.00	549.00	2.00	<500 - 26000
					551.50	552.00	0.50	<500 - 5100
					559.00	572.50	13.50	<500 - 61000
					579.50	581.50	2.00	<500 - 51000
					584.50	585.00	0.50	<500 - 2300
					596.00	598.50	2.50	<500 - 61000
					601.50	605.00	3.50	<500 - 47300
					609.00	609.50	0.50	<500 - 870
					613.50	614.00	0.50	500 - 2700
					617.50	618.00	0.50	<500 - 1100
AR-19-233c4	327	-65	558.50	N/A	452.00	458.00	6.00	<500 - 3070
					462.00	462.50	0.50	<500 - 530
					465.50	466.00	0.50	<500 - 620
					484.50	497.00	12.50	<500 - 13400
					506.50	521.00	14.50	<500 - 30000
					525.00	528.50	3.50	500 - 1350
AR-19-234c3	327	-65	537.00	N/A	460.00	461.50	1.50	<500 - 990
					479.00	484.00	5.00	<500 - 1700
					487.50	511.00	23.50	<500 - 61000
AR-19-236c3	327	-65	684.50	N/A	461.50	462.50	1.00	<500 - 2100
					468.50	469.50	1.00	<500 - 2800
					476.50	477.00	0.50	590 - 21000
					483.00	486.00	3.00	<500 - 1260
					488.50	489.50	1.00	<500 - 1760
					498.50	499.50	1.00	<500 - 2700
					505.00	506.00	1.00	<500 - 750
					515.50	529.50	14.00	<500 - 61000
					534.50	535.00	0.50	<500 - 820
					542.50	543.50	1.00	<500 - 1100
					578.00	586.00	8.00	<500 - 1000
					591.00	593.00	2.00	<500 - 1060
					596.50	601.50	5.00	<500 - 9300
					604.00	617.00	13.00	<500 - 3200
					620.50	635.50	15.00	<500 - 61000
					638.50	644.50	6.00	<500 - 1430
					648.00	649.00	1.00	<500 - 6300
					654.00	664.00	10.00	<500 - 53000
					677.50	678.00	0.50	<500 - 660
AR-19-236c4	327	-65	699.50	N/A	463.00	463.50	0.50	<500 - 1200
					473.50	474.00	0.50	<500 - 800
					477.00	478.00	1.00	<500 - 12000
					483.00	483.50	0.50	<500 - 1400
					490.00	490.50	0.50	<500 - 2000
					501.00	502.00	1.00	<500 - 2300
					509.00	509.50	0.50	<500 - 2700
					515.00	517.00	2.00	<500 - 6800
					519.50	533.00	13.50	<500 - 61000
					548.00	548.50	0.50	<500 - 620
					589.00	589.50	0.50	<500 - 820
					594.00	599.00	5.00	<500 - 1800
					607.00	609.50	2.50	<500 - 980
					616.50	618.00	1.50	<500 - 1500
					622.00	624.00	2.00	<500 - 21000
					631.50	632.50	1.00	<500 - 1100
					635.00	651.50	16.50	<500 - 24000
					658.00	665.50	7.50	<500 - 61000
					671.00	672.00	1.00	<500 - 3400
AR-19-237c1	327	-65	705.50	128.00	302.00	302.50	0.50	<500 - 560
					496.00	497.00	1.00	<500 - 2300
					532.50	533.00	0.50	<500 - 1800
					545.50	549.50	4.00	<500 - 29000
					556.50	558.50	2.00	<500 - 11500
					565.50	567.00	1.50	<500 - 6000
					570.50	571.50	1.00	<500 - 32000
					640.00	645.50	5.50	<500 - 61000
					648.00	664.00	16.00	<500 - 52000
					667.00	667.50	0.50	<500 - 1200
					671.50	672.00	0.50	<500 - 700
					677.50	684.50	7.00	<500 - 9800
					690.00	690.50	0.50	<500 - 510
AR-19-237c2	327	-65	720.50	N/A	504.00	504.50	0.50	<500 - 2100
					520.50	522.00	1.50	<500 - 13500
					546.00	546.50	0.50	<500 - 750
					554.50	555.00	0.50	<500 - 670
					560.50	561.00	0.50	<500 - 1280
					563.50	566.50	3.00	<500 - 910
					570.00	571.00	1.00	560 - 12800
					578.00	580.50	2.50	<500 - 3100
					583.50	584.00	0.50	900 - 34000
					639.00	648.50	9.50	<500 - 51000
					651.00	670.50	19.50	<500 - 20500
					678.00	684.00	6.00	<500 - 13600
					686.50	688.00	1.50	<500 - 9300
					718.00	718.50	0.50	<500 - 700
AR-19-237c3	327	-65	738.50	N/A	450.50	451.00	0.50	<500 - 720
					510.00	510.50	0.50	<500 - 9200
					526.00	526.50	0.50	<500 - 1100
					554.00	560.00	6.00	<500 - 16000
					565.00	568.00	3.00	<500 - 5700
					573.50	575.50	2.00	<500 - 21000
					581.00	583.00	2.00	<500 - 1800
					587.00	588.00	1.00	<500 - 1100
					595.50	596.00	0.50	<500 - 600
					642.00	646.50	4.50	<500 - 3850
					652.00	677.50	25.50	<500 - 61000
					686.00	686.50	0.50	<500 - 750
					691.00	692.50	1.50	<500 - 2900
					696.50	697.50	1.00	600 - 13000
					700.00	705.00	5.00	<500 - 5000
AR-19-238c1	327	-65	513.50	141.50	438.00	445.00	7.00	<500 - 6000
					447.50	448.00	0.50	<500 - 540
					454.00	455.50	1.50	<500 - 3700
					458.50	463.50	5.00	<500 - 61000
					466.50	467.00	0.50	1300 - 61000
					471.50	482.50	11.00	<500 - 61000
					487.50	491.00	3.50	<500 - 1000
					498.00	501.00	3.00	<500 - 780
AR-19-238c2	327	-65	522.50	N/A	426.00	426.50	0.50	<500 - 850
					448.50	450.50	2.00	<500 - 2700
					455.00	456.50	1.50	<500 - 8300
					466.00	467.00	1.00	<500 - 780
					472.00	476.50	4.50	<500 - 56400
					482.50	492.00	9.50	<500 - 61000
AR-19-238c3	327	-65	540.50	N/A	458.50	461.50	3.00	<500 - 9400
					467.00	468.00	1.00	<500 - 8900
					477.50	478.00	0.50	<500 - 1000
					487.50	490.00	2.50	<500 - 42000
					496.50	517.50	21.00	<500 - 61000
AR-19-238c4	327	-65	542.50	N/A	457.00	457.50	0.50	<500 - 2000
					473.50	476.50	3.00	<500 - 44000
					480.50	481.00	0.50	670 - 28000
					499.50	503.00	3.50	<500 - 61000
					506.50	522.50	16.00	<500 - 61000
AR-19-239c1	327	-65	729.50	133.00	229.50	230.00	0.50	<500 - 590
					452.50	453.00	0.50	<500 - 520
					479.00	479.50	0.50	<500 - 650
					487.00	488.50	1.50	<500 - 2600
					499.50	500.50	1.00	<500 - 3300
					513.50	514.00	0.50	<500 - 6800
					517.50	520.50	3.00	<500 - 26800
					524.50	525.00	0.50	<500 - 650
					533.00	540.50	7.50	<500 - 16600
					546.00	546.50	0.50	<500 - 3200
					550.50	558.50	8.00	<500 - 61000
					561.00	567.50	6.50	<500 - 61000
					573.00	573.50	0.50	<500 - 5300
					579.50	589.50	10.00	<500 - 61000
					592.00	593.00	1.00	<500 - 1100
					601.50	602.50	1.00	<500 - 1700
					651.00	667.50	16.50	<500 - 61000
					671.00	672.50	1.50	<500 - 30000
					679.50	680.00	0.50	620 - 9800
					682.50	690.50	8.00	<500 - 43000
					698.50	701.00	2.50	<500 - 45000
AR-19-239c2	327	-65	756.50	N/A	457.50	458.00	0.50	<500 - 660
					491.00	497.00	6.00	<500 - 4700
					520.00	520.50	0.50	1700 - 41000
					523.00	526.00	3.00	<500 - 61000
					528.50	533.50	5.00	<500 - 61000
					536.00	537.00	1.00	<500 - 3100
					540.00	540.50	0.50	<500 - 2500
					548.00	549.00	1.00	<500 - 6500
					555.50	561.50	6.00	<500 - 46000
					567.50	568.00	0.50	<500 - 880
					571.50	585.50	14.00	<500 - 43000
					596.00	603.50	7.50	<500 - 61000
					621.50	623.00	1.50	<500 - 1100
					642.00	643.00	1.00	<500 - 850
					667.50	668.00	0.50	<500 - 1200
					675.00	675.50	0.50	<500 - 2700
					682.00	685.00	3.00	<500 - 4000
					687.50	688.50	1.00	<500 - 1700
					694.00	698.50	4.50	<500 - 1000
					703.50	717.50	14.00	<500 - 61000
					721.00	739.50	18.50	<500 - 61000
					743.50	746.00	2.50	<500 - 4500
AR-19-240c1	327	-65	702.50	130.70	506.00	507.00	1.00	<500 - 820
					524.00	524.50	0.50	2300 - 30600
					529.50	530.50	1.00	<500 - 5900
					538.50	539.00	0.50	<500 - 5300
					545.50	550.00	4.50	<500 - 10600
					571.00	574.50	3.50	<500 - 9800
					578.00	579.00	1.00	<500 - 1900
					587.50	588.00	0.50	<500 - 3020
					605.00	607.00	2.00	<500 - 2800
					619.00	642.00	23.00	<500 - 61000
					651.50	654.00	2.50	<500 - 2500
					660.00	668.00	8.00	<500 - 3400
					672.00	676.00	4.00	<500 - 1250
AR-19-240c2	327	-65	714.00	N/A	514.50	515.00	0.50	<500 - 8100
					526.50	527.50	1.00	<500 - 9200
					530.50	531.00	0.50	<500 - 11500
					544.00	548.50	4.50	<500 - 61000
					582.00	584.50	2.50	<500 - 1500
					606.50	607.00	0.50	<500 - 950
					610.50	611.50	1.00	<500 - 930
					615.00	616.00	1.00	<500 - 730
					621.00	621.50	0.50	<500 - 810
					626.00	628.50	2.50	<500 - 890
					632.00	651.50	19.50	<500 - 61000
					656.00	656.50	0.50	<500 - 560
					680.00	680.50	0.50	<500 - 1000
AR-19-241c1	327	-65	600.50	137.30	412.00	415.50	3.50	<500 - 4800
					447.00	449.50	2.50	<500 - 15500
					456.00	458.00	2.00	<500 - 550
					465.00	465.50	0.50	<500 - 640
					474.50	478.00	3.50	<500 - 1100
					543.00	543.50	0.50	<500 - 720
					556.50	557.00	0.50	<500 - 530
					562.00	571.00	9.00	<500 - 61000
AR-19-241c2	327	-65	615.50	N/A	411.00	414.50	3.50	<500 - 7200
					423.50	424.00	0.50	<500 - 720
					445.50	449.50	4.00	<500 - 9700
					455.00	456.00	1.00	<500 - 810
					463.50	467.50	4.00	<500 - 1100
					472.00	475.00	3.00	<500 - 1000
					505.50	506.50	1.00	<500 - 700
					570.00	583.50	13.50	<500 - 61000
AR-19-242c1	327	-65	606.50	138.00	453.00	453.50	0.50	<500 - 650
					483.50	484.50	1.00	<500 - 5000
					492.50	493.50	1.00	<500 - 6000
					514.50	516.50	2.00	<500 - 18500
					521.50	543.00	21.50	<500 - 34700
					547.00	572.00	25.00	<500 - 61000
AR-19-242c2	327	-65	603.50	N/A	486.50	488.00	1.50	<500 - 4800
					491.50	494.00	2.50	<500 - 1400
					497.50	498.00	0.50	<500 - 640
					523.00	531.00	8.00	<500 - 24400
					533.50	540.50	7.00	<500 - 41000
					543.50	579.50	36.00	<500 - 61000
					583.50	584.00	0.50	<500 - 550
AR-19-243c1	327	-65	693.50	123.40	323.50	324.00	0.50	<500 - 690
					518.50	519.50	1.00	<500 - 4950
					522.00	523.00	1.00	<500 - 4600
					528.50	529.50	1.00	<500 - 1300
					540.50	543.00	2.50	<500 - 2100
					550.00	550.50	0.50	<500 - 3500
					557.50	558.50	1.00	<500 - 1200
					561.50	562.00	0.50	<500 - 550
					569.50	577.50	8.00	<500 - 4000
					580.00	582.50	2.50	<500 - 4200
					589.00	589.50	0.50	<500 - 1450
					613.50	615.50	2.00	<500 - 61000
					632.50	636.00	3.50	<500 - 60000
					642.50	643.00	0.50	<500 - 1190
					645.50	648.00	2.50	<500 - 600
AR-19-243c2	327	-65	696.50	N/A	512.00	512.50	0.50	<500 - 610
					522.50	523.00	0.50	520 - 9800
					528.00	530.00	2.00	<500 - 16800
					555.50	556.00	0.50	<500 - 6200
					565.50	566.00	0.50	<500 - 970
					570.50	571.00	0.50	<500 - 1800
					581.00	582.00	1.00	<500 - 1250
					590.50	591.50	1.00	<500 - 590
					610.00	611.00	1.00	<500 - 2300
					624.50	629.00	4.50	<500 - 12600
					631.50	635.50	4.00	<500 - 61000
					642.00	642.50	0.50	<500 - 18000
					663.00	663.50	0.50	<500 - 1000
AR-19-243c3	327	-65	678.50	N/A	518.50	519.50	1.00	<500 - 8760
					522.00	526.00	4.00	<500 - 1680
					556.00	557.00	1.00	<500 - 940
					561.50	562.50	1.00	<500 - 7000
					573.50	575.00	1.50	<500 - 1800
					610.50	627.00	16.50	<500 - 61000
					629.50	631.50	2.00	<500 - 13700
					634.00	639.50	5.50	<500 - 1900
					644.50	645.00	0.50	<500 - 1600
AR-19-244c1	327	-65	756.00	125.60	480.50	481.50	1.00	<500 - 740
					538.50	539.50	1.00	<500 - 1250
					558.50	559.00	0.50	570 - 16600
					567.00	567.50	0.50	<500 - 7600
					578.00	578.50	0.50	<500 - 1440
					590.50	591.50	1.00	<500 - 660
					611.50	616.50	5.00	<500 - 61000
					621.00	623.50	2.50	<500 - 1700
					630.00	638.00	8.00	<500 - 5400
					646.50	648.00	1.50	<500 - 1150
					652.50	654.00	1.50	<500 - 1000
					665.50	666.00	0.50	<500 - 550
					671.00	679.50	8.50	<500 - 61000
					687.50	698.00	10.50	<500 - 30000
					705.00	709.00	4.00	<500 - 12500
					714.50	719.00	4.50	<500 - 24000
AR-19-245c1	327	-65	609.00	138.80	418.00	420.00	2.00	<500 - 1300
					425.00	431.00	6.00	<500 - 19500
					435.00	437.00	2.00	<500 - 740
					448.00	449.00	1.00	<500 - 20000
					452.00	477.00	25.00	<500 - 48000
					574.00	580.00	6.00	<500 - 54100
					587.50	588.50	1.00	<500 - 18000
AR-19-245c2	327	-65	774.50	N/A	420.50	421.50	1.00	<500 - 1400
					426.00	432.00	6.00	<500 - 35000
					440.00	441.50	1.50	<500 - 32000
					453.00	456.00	3.00	<500 - 8800
					458.50	483.50	25.00	<500 - 61000
					578.50	589.00	10.50	<500 - 61000
					666.00	667.00	1.00	<500 - 850
					679.00	690.50	11.50	<500 - 44400
					696.50	697.00	0.50	<500 - 2200
					728.00	728.50	0.50	<500 - 820
					742.50	748.50	6.00	<500 - 5800
AR-19-245c3	327	-65	636.50	N/A	429.00	429.50	0.50	690 - 13100
					435.00	435.50	0.50	590 - 3320
					449.50	454.00	4.50	<500 - 61000
					458.00	458.50	0.50	580 - 14600
					463.00	487.00	24.00	<500 - 61000
					576.50	577.00	0.50	<500 - 670
					581.00	581.50	0.50	<500 - 880
					584.00	586.50	2.50	<500 - 930
					589.00	589.50	0.50	<500 - 700
					598.00	606.50	8.50	<500 - 13100
AR-19-246c1	327	-65	735.50	130.20	442.50	443.00	0.50	<500 - 1070
					464.00	464.50	0.50	<500 - 860
					481.00	481.50	0.50	<500 - 2200
					488.50	489.50	1.00	<500 - 6200
					530.00	532.00	2.00	<500 - 30000
					536.50	539.00	2.50	<500 - 2400
					546.50	550.00	3.50	<500 - 46800
					552.50	554.50	2.00	<500 - 14600
					563.00	569.50	6.50	<500 - 61000
					582.00	582.50	0.50	575 - 13800
					596.50	602.50	6.00	<500 - 1750
					607.00	607.50	0.50	<500 - 610
					628.50	629.00	0.50	<500 - 1150
					632.00	636.00	4.00	<500 - 1800
					638.50	639.00	0.50	<500 - 665
					646.00	660.00	14.00	<500 - 61000
					664.50	692.50	28.00	<500 - 61000
					701.00	701.50	0.50	<500 - 720
					720.50	723.50	3.00	<500 - 950
					726.00	726.50	0.50	<500 - 540
					730.00	731.00	1.00	<500 - 2520
AR-19-247c1	327	-65	696.00	126.55	499.00	500.50	1.50	<500 - 22000
					519.00	519.50	0.50	<500 - 1300
					526.50	531.50	5.00	<500 - 4500
					545.50	554.50	9.00	<500 - 38300
					617.50	618.00	0.50	<500 - 530
					621.00	643.50	22.50	<500 - 61000
					648.50	649.00	0.50	<500 - 1750
					658.50	662.00	3.50	<500 - 8500
AR-19-247c2	327	-65	711.50	N/A	488.00	488.50	0.50	<500 - 860
					506.50	507.00	0.50	<500 - 11300
					518.50	519.00	0.50	<500 - 1650
					535.50	543.00	7.50	<500 - 5400
					547.50	548.00	0.50	<500 - 740
					556.50	558.00	1.50	<500 - 11000
					565.50	573.00	7.50	<500 - 61000
					618.50	621.00	2.50	<500 - 1120
					635.50	641.00	5.50	<500 - 1500
					644.50	649.00	4.50	<500 - 3100
					664.00	664.50	0.50	<500 - 520
					669.00	672.00	3.00	<500 - 18700
					676.00	678.00	2.00	<500 - 9500
					681.00	681.50	0.50	<500 - 8600
AR-19-248c1	327	-65	564.50	138.70	166.50	167.00	0.50	<500 - 810
					431.00	431.50	0.50	<500 - 720
					459.00	460.00	1.00	<500 - 850
					481.00	481.50	0.50	750 - 1300
					485.00	493.50	8.50	<500 - 61000
					498.00	498.50	0.50	1600 - 40000
					501.00	501.50	0.50	540 - 31000
					506.50	507.00	0.50	2000 - 61000
					510.50	542.00	31.50	<500 - 61000
AR-19-248c2	327	-65	582.50	N/A	471.50	476.50	5.00	<500 - 2000
					496.50	497.00	0.50	<500 - 2200
					499.50	502.00	2.50	<500 - 8300
					506.00	506.50	0.50	3500 - 61000
					510.00	511.50	1.50	<500 - 12800
					515.50	517.00	1.50	<500 - 15600
					519.50	558.50	39.00	<500 - 61000
AR-19-248c3	327	-65	588.50	N/A	472.50	484.00	11.50	<500 - 2760
					487.50	488.50	1.00	<500 - 660
					502.50	506.00	3.50	<500 - 61000
					508.50	512.50	4.00	<500 - 61000
					515.50	519.50	4.00	<500 - 10500
					522.00	526.00	4.00	<500 - 39000
					529.00	530.00	1.00	<500 - 20700
					534.00	539.50	5.50	<500 - 19600
					542.00	545.00	3.00	<500 - 61000
					553.50	564.00	10.50	<500 - 61000
					571.50	577.50	6.00	<500 - 3700
AR-19-249c1	327	-65	780.00	135.15	271.00	271.50	0.50	<500 - 610
					462.00	464.00	2.00	<500 - 3800
					483.00	484.00	1.00	<500 - 550
					499.50	500.00	0.50	<500 - 730
					503.50	505.50	2.00	<500 - 2700
					517.50	521.00	3.50	<500 - 730
					531.00	532.00	1.00	<500 - 1370
					556.50	559.00	2.50	<500 - 22700
					570.50	571.00	0.50	<500 - 560
					580.00	589.00	9.00	<500 - 61000
					592.00	596.00	4.00	<500 - 27000
					601.50	603.50	2.00	<500 - 61000
					618.50	619.00	0.50	<500 - 520
					630.00	634.50	4.50	<500 - 14100
					643.00	643.50	0.50	<500 - 510
					666.00	666.50	0.50	<500 - 2700
					682.50	683.50	1.00	<500 - 730
					686.50	704.00	17.50	<500 - 44600
					716.50	717.00	0.50	<500 - 970
					720.00	720.50	0.50	<500 - 720
					723.00	727.00	4.00	<500 - 1400
					731.00	741.50	10.50	<500 - 61000
					747.50	749.50	2.00	<500 - 11500
AR-19-249c2	327	-65	783.50	N/A	473.00	475.50	2.50	<500 - 2200
					487.00	490.50	3.50	<500 - 1560
					501.50	503.50	2.00	<500 - 1600
					513.50	514.00	0.50	<500 - 520
					540.00	541.50	1.50	<500 - 1050
					565.50	566.00	0.50	800 - 30000
					570.00	571.00	1.00	<500 - 31000
					588.00	593.00	5.00	<500 - 16500
					595.50	596.50	1.00	<500 - 3070
					600.50	615.50	15.00	<500 - 61000
					620.00	621.00	1.00	<500 - 4700
					635.00	652.00	17.00	<500 - 8600
					658.00	660.50	2.50	<500 - 560
					663.00	663.50	0.50	<500 - 750
					691.50	698.00	6.50	<500 - 2280
					701.00	708.00	7.00	<500 - 22200
					711.00	712.00	1.00	<500 - 2000
					717.00	737.50	20.50	<500 - 45000
					741.00	748.50	7.50	<500 - 13800
AR-19-250c1	327	-65	732.50	124.70	489.50	490.00	0.50	<500 - 1500
					539.50	540.50	1.00	<500 - 45000
					543.50	547.00	3.50	<500 - 7500
					553.50	559.00	5.50	<500 - 15900
					561.50	562.00	0.50	1400 - 61000
					580.50	581.00	0.50	<500 - 2400
					583.50	584.50	1.00	<500 - 770
					595.00	595.50	0.50	<500 - 1900
					605.00	606.50	1.50	<500 - 780
					610.50	611.00	0.50	<500 - 850
					614.50	615.50	1.00	<500 - 3900
					636.50	637.00	0.50	<500 - 530
					644.50	645.00	0.50	<500 - 950
					652.50	668.00	15.50	<500 - 61000
AR-19-250c2	327	-65	744.00	N/A	490.00	491.00	1.00	<500 - 6100
					531.00	531.50	0.50	<500 - 510
					544.00	545.50	1.50	<500 - 31000
					553.00	556.00	3.00	<500 - 61000
					560.00	566.50	6.50	<500 - 51000
					586.50	587.00	0.50	<500 - 970
					592.50	593.00	0.50	<500 - 600
					606.00	608.50	2.50	<500 - 1900
					615.50	616.00	0.50	<500 - 1300
					636.50	637.50	1.00	<500 - 2810
					647.00	649.50	2.50	<500 - 760
					653.00	668.00	15.00	<500 - 61000
					693.50	700.50	7.00	<500 - 1260
AR-19-250c3	327	-65	756.50	N/A	429.00	429.50	0.50	<500 - 1040
					492.50	493.00	0.50	<500 - 2600
					533.00	533.50	0.50	<500 - 3600
					547.50	548.50	1.00	<500 - 31000
					554.00	565.00	11.00	<500 - 61000
					567.50	568.50	1.00	<500 - 10600
					576.00	576.50	0.50	<500 - 830
					585.00	586.00	1.00	<500 - 4000
					592.50	593.00	0.50	<500 - 1200
					604.50	605.00	0.50	<500 - 800
					608.00	612.00	4.00	<500 - 1200
					614.50	615.50	1.00	<500 - 910
					623.50	625.00	1.50	<500 - 1000
					627.50	628.00	0.50	<500 - 610
					651.00	651.50	0.50	<500 - 1060
					655.50	658.00	2.50	<500 - 3700
					662.50	676.00	13.50	<500 - 61000
					679.50	680.00	0.50	<500 - 1240
					686.00	687.50	1.50	<500 - 830
					695.50	696.00	0.50	<500 - 2200

Parameters:

  Maximum internal dilution 2.00 m downhole
  All depths and intervals are metres downhole, true thicknesses are yet to be determined
  "Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 10-JUL-19